Mail Stop 4561

May 12, 2009

Mr. David Braun
Chief Financial Officer
Vertical Computer Systems, Inc.
101 West Renner Road, Suite 300
Richardson, TX 75082

> **Re:** **Vertical Computer Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 22, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 19, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-28685**

Dear Mr. Braun:

We have reviewed your response letter dated April 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

1.   We note your response to our prior comment number 2. We repeat our prior comment to tell us the authoritative accounting guidance that you cited to

determine the amortization of the NOW Solutions source code should be classified as selling, general and administrative expenses rather than costs applicable to revenues.

2.   We have reviewed your response to our prior comment number 3. In your response, explain how you recorded the shares that you issued at the time of the agreement. Further, confirm that you have a reasoned opinion of counsel stating that a court of proper jurisdiction would find that you can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations, citing supporting case law.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-9

3.   We have reviewed your proposed revised revenue recognition policy in response to our prior comment number 4 and note that you identify the various accounting literature that you rely upon to recognize revenue. In future filings, expand your disclosure to discuss the accounting literature that you apply for each of your revenue streams. For example, in your discussion of Consulting revenue, discuss the specific accounting guidance followed, rather than a general disclosure in an introductory paragraph that lists all applicable accounting literature.

4.   We note you have provided the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services in response to our prior comment 8. Tell us how you have considered SOP 81-1 related to the services that you provide. We note your response discusses consulting services that are essential to the functionality of the software. For your services provided that you have determined are not essential to the functionality of the software, we repeat our prior comment to explain to us how you have concluded that the services should be accounted for separately when bundled with software license arrangements. Refer to paragraphs 7 and 63 to 71 of SOP 97-2. In your proposed revised revenue recognition policy on page 5 of your response, you state, "Evidence of VSOEFV for consulting services is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services." As part of your response, please confirm to us that you have a history of selling services on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

Note 3. Restatement, page F-12

5.   We have reviewed your response to our prior comment number 10. Please file
        your Item 4.02 Form 8-K. Be advised that the Staff does not pre-clear drafts of
        filings to be filed by registrants.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Consolidated Statements of Operations

6.   We have reviewed your response to our prior comment number 13. Tell us the
        authoritative accounting guidance that you cited to determine Gain on settlement
        of trade payables should be classified as other income rather than as a component
        of your operating loss.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Financial Condition, Liquidity, Capital Resources and Recent Developments, page 22

7.   In your response letter dated December 22, 2008, you confirmed in response to
        our prior comment number 1, that in future filings, you would provide additional
        explanations of the changes in the accounts and how the underlying operations
        impact these balances. It is unclear to us how your disclosures meet this response.
        When preparing the discussion and analysis of operating cash flows, you should
        address material changes in the underlying drivers that affect these cash flows.
        These disclosures should also include a discussion of the underlying reasons for
        changes in working capital items that affect operating cash flows. For example, it
        is unclear why your accounts receivable balance significantly decreased year over
        year while your revenue increased over the same period. In addition, your
        disclosures do not address why your accounts payable and accrued liabilities and
        deferred revenue decreased year over year. Tell us how you considered the
        guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

8.   We note your response dated December 22, 2008, to our prior comment number
        4, that you would revise your future filings to report your convertible preferred
        securities outside of permanent equity. Tell us how you have considered this
        response in your financial statements for the year ended December 31, 2008.

* * * * * * *

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

  You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief